

April 8, 2011

Mark Quinn
Executive Chairman
Clenergen Corporation
Bath House, 8 Chapel Place
Rivington Road, London, U.K. EC2A 3DQ

     Re: Clenergen Corporation
              Form 10-K for the Fiscal Year Ended October 31, 2010
              Filed February 14, 2011
              File No. 333-130286
              Response Letters Dated March 9, 2011 and March 28, 2011

Dear Mr. Quinn:

     We refer you to our comment letters dated March 8, 2011 and March 18, 2011 regarding business contacts with Cuba, Iran, Sudan, and Syria. We have completed our review of this subject matter and have no further comments at this time.

                         Sincerely,

                         Cecilia Blye, Chief
                         Office of Global Security Risk

cc: Roger Schwall
       Assistant Director
       Division of Corporation Finance